

January 5, 2009

By facsimile to (561) 362-9612 and U.S. Mail

Mr. Dong Jinqing
Chief Executive Officer and President
China Industrial Waste Management, Inc.
No. 1 Huaihe West Road
E-T-D Zone, Dalian, People's Republic of China 116600

Re: China Industrial Waste Management, Inc.
        Registration Statement on Form S-1
        Filed December 12, 2008
        File No. 333-156104

Dear Mr. Dong:

        We have limited our review of your filing to those issues that we have addressed in our comments. Where indicated, we think that you should revise your document in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Selling Security Holders, page 53

1.   The disclosure in the second paragraph indicates that the selling security holders will be offering all of their securities under the prospectus. However, the disclosure in the table

on page 54 indicates that each selling security holder will own securities following the offering in the form of warrants. Please revise accordingly.

2.   For any beneficial owner such as MMH Group LLC and Conine Capital Corp. that is not a natural person, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. See Questions 140.01 and 140.02 under Section 140 in our July 3, 2008 Compliance & Disclosure Interpretations of Regulation S-K that are available on the Commission's website at http://www.sec.gov.

3.   Other than Ancora Growth Fund China LP whose affiliate, Ancora Securities, Inc., is a broker-dealer, disclosure states that none of the selling security holders is a broker-dealer or a broker-dealer's affiliate. For any selling security holder that is a broker-dealer's affiliate, include disclosure that this broker-dealer's affiliate:

- Purchased the securities to be resold in the ordinary course of business.

- Had no agreement or understanding, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If China Industrial Waste Management is unable to make the two representations noted above in the prospectus, China Industrial Waste Management must state in the prospectus that the selling security holder is an underwriter. Language such as "may be deemed to be" an underwriter is unacceptable in the selling security holder is an affiliate of an underwriter that cannot make the two representations.

Legal Matters, page 57

4.   Include counsel's address as required by paragraph 23 of Schedule A of the Securities Act.

Where You Can Find Additional Information, page 57

5.   Include China Industrial Waste Management's Commission file number for filings under the Exchange Act.

Undertakings, page II-3

6.   Include the Rule 430C undertakings required by subparagraph (ii) of Item 512(a)(5) of Regulation S-K.

Signatures, page II-5

7.   The registration statement must be signed also by China Industrial Waste Management's principal accounting officer or controller. Any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 for signatures on Form S-1, and revise.

Exhibit Index

8.   Include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Exhibit 5.1

9.   Since the 1,941,192 shares of common stock being registered under this registration statement have been issued to the selling security holders, the purpose of the statement "and the balance of Registerable Shares or when issued…" in the third paragraph is unclear. Please revise or advise.

Closing

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Steven I. Weinberger, Esq.

Schneider Weinberger & Beilly LLP
2200 Corporate Boulevard, N.W., Suite 210
Boca Raton, FL 33431